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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under The Securities Exchange Act of 1934
                               (Amendment No. )(1)

                                Bionutrics, Inc.
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                                (Name of issuer)

                          Common Stock, $.001 par value
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                         (Title of class of securities)

                                   090946 10 4
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                                 (CUSIP Number)
                           c/o Edwin T. Markham, Esq.
                               Parson & Brown LLP
                           666 Third Avenue, 9th Floor
                    New York, New York 10017; (212) 551-9875
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 31, 1997
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             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

        Note. Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-------------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages



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CUSIP NO. 090946 10 4                  13D                    PAGE 2 OF 12 PAGES
          ----------------                                        ---  ----

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      NAME OF REPORTING PERSONS
  1   S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Bali Holdings, LLC
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
  2                                                        (b)  [ ]
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  3   SEC USE ONLY
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      SOURCE OF FUNDS*
  4   OO (See Item 3)
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5   TO ITEM 2(d) OR 2(e)
                                                                            [ ]
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      CITIZENSHIP OR PLACE OF ORGANIZATION
  6   Delaware
================================================================================
                               SOLE VOTING POWER
                           7   1,400,000 shares (See Item 5(b))
       NUMBER OF     -----------------------------------------------------------
         SHARES                SHARED VOTING POWER
      BENEFICIALLY         8   0 shares (See Item 5(b))
        OWNED BY     -----------------------------------------------------------
          EACH                 SOLE DISPOSITIVE POWER
       REPORTING           9   1,400,000 shares (See Item 5(b))
      PERSON WITH    -----------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                          10   0 shares (See Item 5(b))
================================================================================
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   1,400,000 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 12   CERTAIN SHARES*                                                      [ ]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13   7.6% (See Item 5(a))
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14   OO (Limited Liability Company)
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common stock, $.001 par value (the "Common Stock") of Bionutrics, Inc., a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 2425 E. Camelback Road, Suite 650, Phoenix, Arizona 85016.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Bali Holdings, LLC, formerly known as InCon Holdings, LLC (the "Reporting Person") is a Delaware limited liability company that was formed in October of 1996 to own and hold the stock, and to manage the affairs, of certain operating companies engaged in the edible oil and chemical processing business. The address of the principal business and the principal office of the Reporting Person is 970 Douglas Road, Batavia, Illinois 60510. There are three (3) members of the management committee (the "Management Committee") of the Reporting Person, namely, James M. Belcher ("Belcher"), Niazahmed P. Shaikh ("Shaikh") and Robert K. Wheeler ("Wheeler"; Belcher, Shaikh and Wheeler sometimes hereinafter individually referred to as a "Manager" and collectively as the "Managers"). Each of the Managers is a Member of the Reporting Person.

                  Belcher is a natural person and has a business address of 984 Southford Road, Middlebury, Connecticut 06762. The present principal occupation or employment of Belcher is as President of Ennar Latex, Inc., with its principal place of business located at 984 Southford Road, Middlebury, Connecticut 06762. Belcher is a United States citizen.

                  Shaikh is a natural person and has a residence address of 1101 Ridge Road, Shorewood, Illinois 60431. The occupation of Shaikh is as an chemical engineer and his present principal employment is as Director of Technology of InCon Technologies, Inc., a Delaware corporation formerly known as BNRX Inc. ("InCon"). The principal place of business of InCon is located at 970 Douglas Road, Batavia, Illinois 60510 and it is primarily engaged in the edible oil and chemical processing business. Shaikh is a United States citizen.

                  Wheeler is a natural person and has a residence address of 25103 Kay Drive, Plainfield, Illinois 60544. The occupation of Wheeler is as an accountant and his present principal employment is with InCon.
Wheeler is a United States citizen.

                  During the last five years, neither the Reporting Person nor any Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any Manager was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting

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or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to the terms and conditions of that certain Agreement and Plan of Merger (Forward Triangular Merger) among the Reporting Person, InCon Technologies Inc., a Delaware corporation and wholly-owned subsidiary of the Reporting Person ("Old InCon"), the Company and BNRX Inc. (n/k/a as InCon), a Delaware corporation and indirect wholly-owned subsidiary of the Company ("Sub") dated as of October 31, 1997 (the "Merger Agreement"), at 11:59 p.m. on October 31, 1997 (the "Effective Date"), Old InCon was merged with and into Sub, with Sub as the surviving corporation under the name InCon, and each outstanding share of common stock of Old InCon (individually, a "Old InCon Share" and collectively, the "Old InCon Shares") was converted into the right to receive 1,400 restricted shares of Company Common Stock, or an aggregate of 1,400,000 restricted shares of Company Common Stock (hereinafter, the "Merger").

ITEM 4.           PURPOSE OF TRANSACTION.

                  As disclosed in Item 3 above, pursuant to the terms and conditions of the Merger Agreement, the Reporting Person acquired 1,400,000 restricted shares of the Common Stock of the Company in a transaction pursuant to Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), which shares were acquired by the Reporting Person for investment purposes.

                  The Merger Agreement also contained (i) non-competition and non-solicitation covenants of the Reporting Person, (ii) an undertaking by the Reporting Person to change its name within ten (10) days of the Effective Date to delete any references to "InCon" and an agreement to cease using the name InCon, (iii) a covenant not to offer or sell any shares of Common Stock acquired in the Merger in any offer or sale pursuant to Regulation S adopted pursuant to the Securities Act prior to the date which is one (1) year following the date of delivery of such shares to the Reporting Person and (iv) a covenant of the Reporting Person to maintain its separate existence for a period of one (1) year following the Effective Date and not to sell, assign, transfer, divide, or otherwise distribute the shares of Common Stock acquired in the Merger for a minimum period of one (1) year from the Effective Date and (iv) certain indemnities made by the Reporting Person in favor of the Company and by the Company and the Sub in favor of the Reporting Person, for any incorrectness or breach of such party's (or such party's affiliates, as the case may be) representations, warranties covenants or agreements contained in the Merger Agreement or specified Exhibits to the Merger Agreement. Pursuant to the Merger Agreement, the stock certificate representing the restricted shares of Common Stock issued to the Reporting Person in the Merger bears, in addition to the standard Securities Act restrictive legend, the following contractual restrictive legend, which contractual restrictive legend the Reporting Person is entitled to have removed after the first anniversary of the Effective Date, provided that there have been no claims for indemnity against the Reporting Person under the Merger Agreement: "The issuance of these shares is further subject to the terms and conditions of that certain Agreement and Plan of Merger among InCon Holdings LLC, BNRX, Inc. and other parties dated in October 1997 and the




                               Page 4 of 12 Pages



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Assignment and Non-Compete Agreement between Rye Investments, Ltd. and
Bionutrics International, Ltd. dated in October 1997."

                  The consummation by the parties thereto of the transactions contemplated by the Merger Agreement was subject to the satisfaction of various conditions, including, without limitation, requisite approval of the Merger Agreement and the transactions contemplated thereby by the Board of Directors of the Company, the obtaining of all requisite governmental and third party consents, and the execution and delivery by the parties and their affiliates of various documents, including, without limitation, (i) an employment agreement among InCon, the Company and Shaikh, in the form of Exhibit 2 thereto, (ii) an employment agreement among InCon, the Company and Wheeler, in the form of
Exhibit 3 thereto, (iii) an employment agreement among InCon, the Company and John R. Palmer, a Member of the Reporting Person and former executive officer of Old InCon, in the form of Exhibit 1 thereto, (iv) a certain assignment and non-compete agreement, in the form of Exhibit 5 thereto, (v) a certain purchase agreement with respect to Vitamin E, in the form of Exhibit 6 thereto and (vi) a certain manufacturing agreement, in the form of Exhibit 7 thereto. In addition, the obligations of the Company and Sub, on the one hand, and Old InCon, on the other hand, to consummate the transactions contemplated by the Merger Agreement were subject to the satisfaction or waiver of various other conditions, as specified in Sections 7.02 and 7.03, respectively, of the Merger Agreement. Following satisfaction or waiver of all of such closing conditions, the Merger was effected, the shares of Common Stock were issued to the Reporting Person and the Reporting Person changed its name to Bali Holdings, LLC, all on the October 31, 1997 Effective Date.

                  As further described in Item 6 below, contemporaneously with the execution and delivery of the Merger Agreement, the Reporting Person delivered a written agreement to the Company (the "Letter Agreement"), to the effect that the Reporting Person would not offer, sell or otherwise dispose of any shares of Common Stock acquired in the Merger, except pursuant to an effective registration statement, or in a transaction which in the opinion of legal counsel is exempt from the registration requirements of the Securities Act.

                  Although there is no present intention to do so, any of the Reporting Person or any Manager may decide to make additional purchases of Common Stock in the future, either in the open market or in private transactions, subject to their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person and the Managers, prospects for the respective business' of the Reporting Person and the Managers, general economic conditions, money and stock market conditions and other future developments.

                  Depending upon the results of the reviews and the other factors mentioned above, the Reporting Person or any of the Managers, at any time, may decide to change its or his intention with respect to the acquisition and/or retention of shares of Common Stock (or common stock equivalents, as the case may be), including, without limitation, a determination to increase, decrease or entirely dispose of its or his holdings of Common Stock (or common stock equivalents, as the case may be), although, neither the Reporting Person nor any Manager has any current intention to do so.


                               Page 5 of 12 Pages



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                  The descriptions of the Merger Agreement and the Rule 145
Letter Agreement contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Merger Agreement and the Rule 145 Letter Agreement, which are Exhibits I and II, respectively, hereto and incorporated herein by reference.

                  Except as discussed above in this Item 4 (inclusive of the provisions of the documents incorporated herein by reference), neither the Reporting Person nor any Manager has any current plans or proposals which relate to or would result in the occurrence of any actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person and other persons named in Item 2 above are as follows:

                  The aggregate number and percentage of the Common Stock which are owned beneficially and of record by the Reporting Person on the date hereof are 1,400,000 shares of Common Stock, or approximately 7.6% of the 18,314,205 shares of Common Stock that were issued and outstanding on the Effective Date.

                  The aggregate number and percentage of the Common Stock which are owned beneficially by Belcher on the date hereof are 1,454,375 shares of Common Stock, or approximately 7.9% of the 18,314,205 shares of Common Stock that were issued and outstanding on the Effective Date, which number and percentage include the 1,400,000 shares owned of record by the Reporting Person, since Belcher is a member of the Management Committee of the Reporting Person.

                  The aggregate number and percentage of the Common Stock which are owned beneficially by Shaikh on the date hereof are 1,454,375 shares of Common Stock, or approximately 7.9% of the 18,314,205 shares of Common Stock that were issued and outstanding on the Effective Date, which number and percentage include the 1,400,000 shares owned of record by the Reporting Person, since Shaikh is a member of the Management Committee of the Reporting Person.

                  The aggregate number and percentage of the Common Stock which are owned beneficially by Wheeler on the date hereof are 1,454,875 shares of Common Stock, or approximately 7.9% of the 18,314,205 shares of Common Stock that were issued and outstanding on the Effective Date, which number and percentage include the 1,400,000 shares owned of record by the Reporting Person, since Wheeler is a member of the Management Committee of the Reporting Person.

                  The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock owned of record by any of the Managers and each of the Managers expressly disclaims beneficial ownership of the shares of Common Stock owned of record by the other Managers.


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                  (b) With respect to each person named in response to paragraph
(a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

                  The Reporting Person may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 1,400,000 shares of Common Stock owned of record by it. Notwithstanding the foregoing, each of Belcher, Shaikh and Wheeler, as the members of the Management Committee of the Reporting Person, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,400,000 shares of Common Stock owned of record by the Reporting Person.

                  Belcher has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) 54,375 shares of Common Stock owned of record by him. In addition, Belcher, as a Manager of the Reporting Person, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,400,000 shares of Common Stock owned beneficially and of record by the Reporting Person.

                  Shaikh has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) 54,375 shares of Common Stock owned of record by him. In addition, Shaikh, as a Manager of the Reporting Person, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,400,000 shares of Common Stock owned beneficially and of record by the Reporting Person.

                  Wheeler has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) 54,875 shares of Common Stock owned of record by him. In addition, Wheeler, as a Manager of the Reporting Person, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,400,000 shares of Common Stock owned beneficially and of record by the Reporting Person.

                  As previously stated in Item 5(a) above, the Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock owned of record by any of the Managers and each of the Managers expressly disclaims beneficial ownership of the shares of Common Stock owned of record by the other Managers.

                  (c) Except for the acquisition of the 1,400,000 shares of Common Stock by the Reporting Person pursuant to the Merger Agreement, as more fully disclosed in response to Items 3 and 4 above, during the past 60 days, neither the Reporting Person nor any Manager has effected any transaction in the Common Stock. See Items 3 and 4 above for further details in connection with the acquisition of the Common Stock by the Reporting Person pursuant to the Merger Agreement.

                  (d) Except for any cash or other distributions (which may include dividends from, or the proceeds from the sale of, securities owned by the Reporting Person, inclusive of shares of Common Stock) that may be made by the Reporting Person to its members (inclusive of the



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Managers), at the sole discretion of the Management Committee of the Reporting
Person, pursuant to the terms of the Limited Liability Company Agreement of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company owned by the Reporting Person.

                  (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As previously disclosed in Item 4 above, the Reporting Person is a party to (i) the Merger Agreement, which provided for the issuance of the 1,400,000 shares of Common Stock to the Reporting Person, as well as various covenants and agreements of the Reporting Person concerning restrictions on the transfer or disposition of such shares of Common Stock during the one (1) year period following the acquisition thereof and (ii) the Letter Agreement, which contains a representation and covenant of the Reporting Person not to sell, assign or transfer any of the shares of Common Stock received by it in the Merger except (A) pursuant to an effective Registration Statement under the Securities Act or (B) in a transaction which, in the opinion of independent counsel reasonably satisfactory to the Company or as described in a "no-action" or interpretive letter specifically addressing such transaction from the Staff of the Securities and Exchange Commission, is not required to be registered under the Securities Act. See Item 4 above for further details with respect to the provisions of the Merger Agreement.

                  The descriptions of the Merger Agreement and the Letter Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Merger Agreement and the Letter Agreement, which are Exhibits I and II, respectively, hereto and incorporated herein by reference.

                  Except as discussed in this Item 6 and in Item 4 above (in each case, inclusive of the provisions of the documents incorporated herein by reference), neither the Reporting Person nor any Manager is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Person and the other persons named in Item 2 above or between any such persons and any other person with respect to any securities of the Company, including, without limitation, those relating to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, the pledge of securities or any other arrangement involving a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         I.       Merger Agreement referred to in Items 3, 4, 5 and 6.

         II.      Letter Agreement referred to in Items 4 and 6.


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                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 1997

                                      BALI HOLDINGS, LLC.



                                      By: /s/ JAMES L. BELCHER
                                         ------------------------------------
                                         Name:  James M. Belcher
                                         Title: Member of Management Committee




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                                  EXHIBIT INDEX

Exhibit
Number       Description                                               Page No.
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I            Agreement and Plan of Merger (Forward Triangular Merger)
             dated as of October 31, 1997 among InCon Technologies,
             Inc., InCon Holdings LLC (n/k/a Bali Holdings, LLC),
             Bionutrics, Inc. and BNRX Inc. (Incorporated by reference to Exhibit 7(c) to the Form 8-K of the Bionutrics, Inc. filed on November 7, 1997 with the
             Securities and Exchange Commission on EDGAR (Commission
             File No. 0-22011)

II Letter Agreement, dated October 27, 1997, between InCon Holdings, LLC (n/k/a Bali Holdings, LLC) and Bionutrics
             Inc.                                                          11




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